LifeMD, Inc.

800 Third Avenue, Suite 2800

New York, NY 10022

July 30, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	LifeMD, Inc.
Registration Statement on Form S-3
Filed July 23, 2021 File No. 333-258143

Dear Mr. Campbell:

In accordance with Rule 461 of the Securities Act of 1933, as amended, LifeMD, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, August 2, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

LifeMD, Inc.

/s/ Justin Schreiber
Justin Schreiber
Chief Executive Officer